

January 8, 2013

<u>Via E-mail</u>
Kevin M. O'Connor
President and Chief Executive Officer
Bridge Bancorp, Inc.
2200 Montauk Highway
Bridgehampton, New York 11932

      Re: **Bridge Bancorp, Inc.**
              Form 10-K for Fiscal Year ended December 31, 2011
              Filed March 13, 2012
              Form 10-Q for Fiscal Quarter ended September 30, 2012
              Filed November 8, 2012
              File No. 001-34096

Dear Mr. O'Connor:

       We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Amit Pande

                            Amit Pande
                            Accounting Branch Chief